FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2023

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

1430 - 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6
604-562-9664
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F              Form 40-F      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

New Found Intercepts 16.1 g/t Au Over 5.30m at Lotto North; Intercepts Gold Mineralization on West Side of Appleton Fault At “Zone 36”

VANCOUVER, British Columbia--(BUSINESS WIRE)--January 10, 2023--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results from forty-eight diamond drill holes that were completed as part of an ongoing systematic and targeted drill program exploring the highly prospective segment of the Appleton Fault Zone (“AFZ”) from Dome to Lotto North. New Found’s 100% owned Queensway project comprises an approximately 1,650km2 area, accessible via the Trans-Canada Highway approximately 15km west of Gander, Newfoundland and Labrador.

Lotto, Lotto North, and Zone 36 Highlights:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-22-646	71.80	80.30	8.50	4.72	Lotto N
Including	71.80	72.55	0.75	38.50
NFGC-22-753	204.35	207.65	3.30	11.38	Lotto Main
Including	204.35	205.15	0.80	45.40
NFGC-22-758	155.65	158.60	2.95	14.58	Lotto N
Including	157.85	158.60	0.75	53.70
NFGC-22-788	120.70	126.00	5.30	16.12	Lotto N
Including	122.00	123.55	1.55	49.63
NFGC-22-818	50.45	52.75	2.30	11.05	Lotto N
Including	52.40	52.75	0.35	72.10
NFGC-22-816	271.70	281.20	9.50	3.63	Zone 36
Including	277.30	277.80	0.50	17.15
NFGC-22-895	174.65	179.20	4.55	7.26	Lotto N
Including	178.60	179.20	0.60	34.09
And	193.25	195.85	2.60	9.49
Including	193.25	193.90	0.65	37.97

Table 1: Lotto, Lotto North and Zone 36 Drilling Highlights

1Note that the host structures are interpreted to be steeply dipping and true widths are unknown at this time for Lotto North and Zone 36. Lotto Main host structure is interpreted to be steeply dipping and true widths are generally estimated to be 70% to 90% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

  Targeted drilling at the new Lotto North discovery (see November 2, 2022 release) has intersected multiple high-grade gold intervals including 16.12 g/t Au over 5.30m in NFGC-22-788, 14.58 g/t Au over 2.95m in NFGC-22-758, 11.05 g/t Au over 2.30m in NFGC-22-818, 7.26 g/t Au over 4.55m and 9.49 g/t Au over 2.60m in NFGC-22-895 and 4.72 g/t Au over 8.50m in NFGC-22-646 (Figures 1-4).
  At Lotto North, gold mineralization is hosted within a series of AFZ-typical epizonal-style veins contained within a north-south striking brittle fault zone immediately north of the Lotto prospect. Gold mineralization contained within this new structure has been traced over a strike length of 340m and to a vertical depth of 180m; it remains open in all directions. When combined with the Lotto Main Zone, these high-grade gold-bearing structures have been drill-defined over a total strike length of 630m.
  The Company intersected broad gold mineralization west of the AFZ and in close proximity to the Zone 36 prospect during systematic drilling stepping north of Lotto North. In light of the recent discovery of high-grade and low-grade gold mineralization at Keats West, this mineralization grading 3.63 g/t Au over 9.50m in NFGC-22-816 represents an important new drill target currently being tested. It is also the northernmost intercept to date along the Keats-Golden Joint-Lotto segment of the AFZ and expands the strike length of this high-grade segment of the AFZ to 3.4km starting from the south end of Keats.

Melissa Render, VP Exploration for New Found stated: “2022 was an excellent year for exploration at Queensway, providing several exciting leads for follow-up in the New Year. We are encouraged by the results that Lotto North continues to deliver, and we are thrilled to have again identified gold west of the AFZ at Zone 36, a full 2km north of Keats West. We have already mobilized drills into this region for aggressive follow-up on the gold mineralization that has now been identified on both sides of the AFZ this far north.”

Drillhole Details

Lotto And Lotto North Results:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-22-597	112.70	115.30	2.60	1.24	Lotto FW
And	119.00	122.00	3.00	1.08
And	139.30	142.85	3.55	1.31
NFGC-22-634	No Significant Values				Lotto FW
NFGC-22-646	71.80	80.30	8.50	4.72	Lotto N
Including	71.80	72.55	0.75	38.50
And	86.00	88.00	2.00	1.90
And	113.45	116.55	3.10	1.37
And	126.30	130.90	4.60	1.43
And	146.70	149.90	3.20	3.88
And	157.00	160.70	3.70	2.24
And	172.60	174.60	2.00	1.45
And	292.00	294.60	2.60	1.01
And	301.40	303.40	2.00	2.75
And	326.80	329.00	2.20	1.71
NFGC-22-656	10.50	13.00	2.50	1.68	Lotto Main
And	54.60	56.65	2.05	1.11
NFGC-22-661[2]	74.65	77.00	2.35	33.79	Lotto N
Including[2]	74.95	75.30	0.35	225.00
And[2]	80.60	83.00	2.40	1.26
And[2]	87.00	89.00	2.00	1.28
And	113.00	119.50	6.50	1.11
NFGC-22-695	77.05	79.25	2.20	1.68	Lotto Main
And	124.00	126.00	2.00	1.06
NFGC-22-701	124.00	126.00	2.00	2.17	Lotto N
And	160.45	163.00	2.55	8.63
Including	160.45	161.30	0.85	24.30
NFGC-22-706	60.00	62.00	2.00	3.31	Lotto Main
Including	60.00	60.50	0.50	10.75
And	71.00	73.30	2.30	1.20
And	74.00	76.00	2.00	1.05
And	137.40	139.45	2.05	1.01
NFGC-22-720	35.80	37.90	2.10	1.02	Lotto Main
And	73.60	75.90	2.30	6.60
Including	74.05	74.50	0.45	30.90
And	111.80	114.00	2.20	2.81
And	120.00	124.20	4.20	1.40
And	130.30	132.95	2.65	1.82
And	135.00	137.20	2.20	1.25
NFGC-22-727	105.00	107.55	2.55	1.89	Lotto N
NFGC-22-744	No Significant Values				Lotto N
NFGC-22-753	171.00	174.00	3.00	2.10	Lotto Main
And	204.35	207.65	3.30	11.38
Including	204.35	205.15	0.80	45.40
And	336.70	338.80	2.10	4.96
Including	336.70	337.55	0.85	10.75
NFGC-22-758	155.65	158.60	2.95	14.58	Lotto N
Including	157.85	158.60	0.75	53.70
And	174.90	177.20	2.30	1.10
NFGC-22-768	133.00	135.00	2.00	1.94	Lotto N
And	190.90	194.55	3.65	3.57
Including	191.50	192.20	0.70	14.30
NFGC-22-775	246.00	248.05	2.05	1.45	Lotto N
NFGC-22-783	99.00	101.45	2.45	1.68	Lotto N
And	156.60	159.00	2.40	3.20
Including	156.60	157.20	0.60	11.55
NFGC-22-788	54.00	56.00	2.00	2.14	Lotto N
And	120.70	126.00	5.30	16.12
Including	122.00	123.55	1.55	49.63
NFGC-22-791	36.00	39.60	3.60	3.41	Lotto N
Including	36.80	37.30	0.50	16.35
And	68.00	70.00	2.00	1.09
NFGC-22-793	21.00	23.00	2.00	1.02	Lotto N
NFGC-22-795	50.70	53.00	2.30	1.56	Lotto N
NFGC-22-805	34.40	37.05	2.65	1.07	Lotto FW
NFGC-22-818	50.45	52.75	2.30	11.05	Lotto N
Including	52.40	52.75	0.35	72.10
NFGC-22-823	105.65	113.70	8.05	1.09	Lotto FW
And	122.10	124.45	2.35	1.50
NFGC-22-895	174.65	179.20	4.55	7.26	Lotto N
Including	178.60	179.20	0.60	34.09
And	193.25	195.85	2.60	9.49
Including	193.25	193.90	0.65	37.97

Dome Results:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-22-617	73.05	75.50	2.45	3.90	Dome
Including	75.00	75.50	0.50	19.05
NFGC-22-836	188.85	192.35	3.50	2.22	Dome

Zone 36 Results:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-22-802	313.75	319.20	5.45	1.00	Zone 36
NFGC-22-816	222.60	225.00	2.40	1.10	Zone 36
And	271.70	281.20	9.50	3.63
Including	277.30	277.80	0.50	17.15

Big Dave Results:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-22-541	No Significant Values				Big Dave
NFGC-22-555	150.25	152.70	2.45	1.21	Big Dave
NFGC-22-582	214.90	220.70	5.80	1.84	Big Dave
And	439.40	441.40	2.00	1.30
NFGC-22-601	No Significant Values				Big Dave
NFGC-22-614	No Significant Values				Big Dave
NFGC-22-630	No Significant Values				Big Dave
NFGC-22-644	No Significant Values				Big Dave
NFGC-22-658	191.20	193.40	2.20	1.35	Big Dave
NFGC-22-666	No Significant Values				Big Dave
NFGC-22-678	No Significant Values				Big Dave
NFGC-22-685	No Significant Values				Big Dave
NFGC-22-696	No Significant Values				Big Dave
NFGC-22-707	No Significant Values				Big Dave
NFGC-22-719	No Significant Values				Big Dave
NFGC-22-743	306.35	308.35	2.00	5.66	Big Dave
Including	307.00	308.00	1.00	10.75
NFGC-22-757A	303.85	306.00	2.15	5.13	Big Dave
And	307.70	310.00	2.30	2.09
NFGC-22-772	No Significant Values				Big Dave
NFGC-22-781	No Significant Values				Big Dave
NFGC-22-800	318.55	321.00	2.45	1.34	Big Dave
NFGC-22-814	206.00	208.25	2.25	2.51	Big Dave
And	355.4	357.8	2.40	2.48

Table 2: Summary of composite results reported in this press release for Lotto, Lotto North, Dome, Zone 36, and Big Dave

1Note that the host structures are interpreted to be steeply dipping and true widths are unknown at this time for Lotto North, Zone 36 and Big Dave. Lotto Main host structure is interpreted to be steeply dipping and true widths are generally estimated to be 70% to 90% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness. 2Previously reported interval.

Hole Number	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-22-541	300	-45	260	660244	5431432	Big Dave
NFGC-22-555	299	-45.5	569	660412	5431450	Big Dave
NFGC-22-582	300	-45	494	660467	5431536	Big Dave
NFGC-22-597	300	-45	165	658810	5429026	Lotto N
NFGC-22-601	300	-45	257	660434	5431438	Big Dave
NFGC-22-614	300	-45	293	660455	5431425	Big Dave
NFGC-22-617	300	-45	163	658685	5428811	Dome
NFGC-22-630	300	-45	299	660423	5431472	Big Dave
NFGC-22-634	300	-45	180	658736	5428896	Lotto FW
NFGC-22-644	300	-45	257	660388	5431463	Big Dave
NFGC-22-646	300	-45	429	659079	5429391	Lotto N
NFGC-22-656	317	-57	180	658919	5429139	Lotto
NFGC-22-658	300	-45	287	660399	5431427	Big Dave
NFGC-22-661	285	-45	396	659079	5429391	Lotto N
NFGC-22-666	300	-42	257	660399	5431428	Big Dave
NFGC-22-678	300	-45	203	660386	5431003	Big Dave
NFGC-22-685	300	-45	339	660470	5431071	Big Dave
NFGC-22-695	301	-75	330	658960	5429086	Lotto
NFGC-22-696	300	-45	392	660515	5430988	Big Dave
NFGC-22-701	300	-45	245	659084	5429501	Lotto N
NFGC-22-706	298	-70	315	658959	5429086	Lotto
NFGC-22-707	300	-45	296	660494	5431114	Big Dave
NFGC-22-719	300	-45	383	660444	5431548	Big Dave
NFGC-22-720	282	-75	195	658935	5429100	Lotto
NFGC-22-727	260	-48	234	659091	5429559	Lotto N
NFGC-22-743	299	-47	365	660487	5431524	Big Dave
NFGC-22-744	270	-45	333	659129	5429478	Lotto N
NFGC-22-753	263	-55	396	659046	5429140	Lotto
NFGC-22-757A	299	-46	386	660461	5431481	Big Dave
NFGC-22-758	270	-45	234	659123	5429422	Lotto N
NFGC-22-768	250	-48	246	659123	5429420	Lotto N
NFGC-22-772	300	-45	251	660426	5431617	Big Dave
NFGC-22-775	250	-48	297	659169	5429397	Lotto N
NFGC-22-781	300	-45	362	660479	5431558	Big Dave
NFGC-22-783	290	-50	177	659048	5429140	Lotto N
NFGC-22-788	240	-45	261	659068	5429628	Lotto N
NFGC-22-791	300	-45	93	659046	5429210	Lotto N
NFGC-22-793	300	-45	195	659132	5429534	Lotto N
NFGC-22-795	295	-45	180	659072	5429194	Lotto N
NFGC-22-800	300	-45	367	660475	5431502	Big Dave
NFGC-22-802	300	-45	324	659182	5429620	Zone 36
NFGC-22-805	300	-45	282	658932	5429187	Lotto N
NFGC-22-814	300	-45	419	660454	5431514	Big Dave
NFGC-22-816	300	-45	291	659185	5429676	Zone 36
NFGC-22-818	300	-45	219	658982	5429272	Lotto N
NFGC-22-823	100	-74	279	658839	5429125	Lotto FW
NFGC-22-836	120	-45	221	658364	5428649	Dome
NFGC-22-895	70	-45	243	658848	5429213	Lotto N

Table 3: Details of drill holes reported in this press release

Queensway 500,000m Drill Program Update

The Company is currently undertaking a 500,000m drill program at Queensway. Approximately 52,000m of core is currently pending assay results.

Sampling, Sub-sampling, and Laboratory

True widths of the intercepts reported in this press release have yet to be determined and further exploration is required. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Assays are uncut, and composite intervals are calculated using a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au.

All drilling recovers HQ core. Drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, sealed and marked with the contents.

NFG submits samples for gold determination by fire assay to ALS Canada Ltd. (“ALS”) and by photon assay to MSALABS (“MSA”) since June 2022. ALS and MSA operate under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick. ALS is an ISO-17025 accredited laboratory for the fire assay method.

Drill core samples are also submitted to MSA in Val-d’Or, Quebec. MSA operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. Accreditation of the photon assay method at the MSA Val D’Or laboratory is in progress.

At ALS, the entire sample is crushed to approximately 70% passing 2mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis. Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

At MSA, the entire sample is crushed to approximately 70% passing 2mm. For “routine” samples that do not have VG identified and are not within a mineralized zone, the samples are riffle split to fill two 450g jars for photon assay. The assays reported from both jars are combined on a weight-averaged basis. If one of the jars assays greater than 1 g/t, the remaining crushed material is weighed into multiple jars and are submitted for photon assay.

For samples that have VG identified or are within a mineralized zone, the entire crushed sample is weighed into multiple jars and are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

All samples prepared at ALS or MSA are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 5% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this news release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated January 10, 2023, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

At-The-Market Quarterly Update

The Company is pleased to provide a quarterly update with respect to the Company’s at-the-market equity offering program (the “ATM”) implemented on August 26, 2022, pursuant to an equity distribution agreement (the “Equity Distribution Agreement”) with BMO Nesbitt Burns Inc., Paradigm Capital Inc. (together, the “Canadian Agents”) and BMO Capital Markets Corp. (the “U.S. Agent” and, together with the Canadian Agents, the “Agents”).

From the commencement of the ATM to December 31, 2022, the Company issued an aggregate of 500,229 common shares in the capital of the Company (the “ATM Shares”), through the facilities of the TSX Venture Exchange (the “TSXV”) and NYSE American, at an average price per ATM Share of C$5.097. From October 1, 2022, to December 31, 2022, the Company issued 412,829 ATM Shares for aggregate gross proceeds of C$2,109,276.90. Pursuant to the Equity Distribution Agreement, a cash commission of C$49,573.48 was paid to the Agents in connection with the issuance of the ATM Shares, resulting in aggregate net proceeds of C$2,059,703.42.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 500,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $90-million as of January 2023.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project;; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," “interpreted,” "intends," "estimates," "projects," "aims," “suggests,” “often,” “target,” “future,” “likely,” “pending,” "potential," "goal," "objective," "prospective," “possibly,” “preliminary”, and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: "Collin Kettell"
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: January 10, 2023	By:	/s/ Collin Kettell
Chief Executive Officer